Filed Pursuant to Rule 424(b)(5)
Registration No. 333-103918

Prospectus Supplement

November 20, 2003

(To Prospectus dated March 19, 2003)

$300,000,000

MeadWestvaco Corporation

$125,000,000 Floating Rate Notes due December 1, 2005

$175,000,000 2.75% Notes due December 1, 2005

MeadWestvaco Corporation is offering two series of notes. MeadWestvaco will pay interest on the floating rate notes quarterly on March 1, June 1, September 1 and December 1 of each year, commencing March 1, 2004. The annual rate of interest for each quarterly interest period will be reset quarterly as described in this prospectus supplement based on the three-month LIBOR plus 0.580%. MeadWestvaco will pay interest on the fixed rate notes on June 1 and December 1 of each year, commencing June 1, 2004. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. There is no sinking fund for either series of the notes.

MeadWestvaco may redeem the floating rate notes, in whole or in part, on any interest payment date on or after December 1, 2004 at the redemption price set forth in this prospectus supplement. MeadWestvaco may not redeem the fixed rate notes before maturity.

The notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

	Initial Public Offering Price	Underwriting Discount	Proceeds, before expenses to MeadWestvaco
Per Floating Rate Note	100.000%	0.300%	99.700%
Total	$125,000,000	$375,000	$124,625,000
Per Fixed Note	99.967%	0.300%	99.667%
Total	$174,942,250	$525,000	$174,417,250

The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from December 1, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about December 1, 2003.

Sole Book-Running Manager

Banc of America Securities LLC

Banc One Capital Markets, Inc.

Barclays Capital

BNY Capital Markets, Inc.

Citigroup

Goldman, Sachs & Co.

JPMorgan

Wachovia Securities

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus supplement and the accompanying prospectus to “MeadWestvaco,” “we,” “us,” “our” and “the Company” are to MeadWestvaco Corporation and its consolidated subsidiaries unless otherwise specified or the context otherwise requires.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement and the accompanying prospectus incorporate documents by reference which are not presented in or delivered with this prospectus supplement and the accompanying prospectus.

All documents filed by MeadWestvaco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of the offering of the securities, are incorporated by reference into and are deemed to be a part of this prospectus supplement and the accompanying prospectus from the date of filing of those documents.

In addition to the documents incorporated by reference into the accompanying prospectus dated March 19, 2003, the following documents, which have been filed by MeadWestvaco, with the Securities and Exchange Commission (SEC file number 333-103918) are incorporated by reference into this prospectus supplement:

Quarterly Report on Form 10-Q	Quarter ended September 30, 2003
Quarterly Report on Form 10-Q	Quarter ended June 30, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
Proxy Statement	Filed March 14, 2003

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at as follows: MeadWestvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, telephone (203) 461-7400, Attn: Corporate Secretary.

THE COMPANY

General

We are a leading global producer of packaging, coated and specialty papers, consumer and office products and specialty chemicals. We operate in 29 countries and our global operations serve customers in nearly 100 countries in the following markets: automotive, beverage, consumer products, healthcare, media and entertainment and publishing. Our highly recognized consumer and office brands include AT-A-GLANCE®, Cambridge®, Columbian®, Five-Star® and Mead®. The Company’s paperboard, package and paper brands include Carrier Kote®, Custom Kote®, Kraftpak®, Printkote®, Tango®, DigiPak®, Amaray®, Dosepak™, Vision® and Sterling® Ultra. We manage strategically located forestlands according to stringent environmental standards and in conformity with the Sustainable Forestry Initiative® program.

Business Segments

Our principal business segments are (1) packaging, (2) paper, (3) consumer and office products and (4) specialty chemicals.

A more detailed description of our business segments, including financial information, is contained in Note S to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, and is incorporated in this prospectus supplement by reference.

Marketing and Distribution

The principal markets for our products are in the United States, Canada, Latin America, Europe and Asia. We operate in 29 countries and serve customers in approximately 100 nations. Our products are sold through our own sales force and through paper merchants and distributors. We maintain sales offices in key cities throughout the world.

Forestry

The principal raw material used in the manufacture of paper, paperboard and pulp is wood. Our strategy, based on the location of our mills and the composition of surrounding forestland ownership, is to provide a portion of our wood fiber from company-owned land and to rely on private woodland owners and private contractors and suppliers for the balance. We own approximately 3 million acres of forestland worldwide, and we are in the process of a strategic land reduction in which we intend to reduce our landholdings to 1.8 million acres.

In the first three quarters of 2003, forestland sales totaled 71,000 acres, generating proceeds of $98 million. Our management is committed to the forestland sale program and expects to generate proceeds of $450 million to $500 million over the two-year period of 2003 and 2004 from these forestland sales, with about two-thirds of the sales occurring in 2003.

Intellectual Property

We have a large number of foreign and domestic trademarks, trade names, patents, patent rights and licenses relating to our business. While, in the aggregate, intellectual property rights are material to our business, the loss of any one or any related group of such rights would not have a material adverse effect on our business as a whole, with the exception of the “Mead®” mark in the consumer and office products business.

Competition

We operate in very competitive domestic and foreign markets, competing with many large, well-established and highly competitive manufacturers and service providers. In addition, our business is affected by a range of macroeconomic conditions, such as: industry capacity; industry consolidations; global competition; economic growth in the United States and abroad; and currency exchange rates.

We compete principally through quality; value-added products and services (packaging solutions); customer service; innovation; technology; and product design and price. Our proprietary trademarks and patents are also important to the company’s competitive position in certain markets.

Research

Our research and development efforts are primarily focused on increased timber and fiber production on a sustainable basis, as well as new product innovation and process enhancements.

Employees

We employ approximately 29,600 people worldwide, of which 21,800 are employed in the United States and 7,800 are employed internationally. Of this group, approximately 12,000 employees are represented by various labor unions under collective bargaining agreements. Additionally, most of our European facilities have separate house union agreements or series of agreements specific to the workforce at such facility.

International Operations

Our operations outside the United States are conducted through subsidiaries located in Canada, Latin America, Europe and Asia. While there are risks inherent in foreign investments, we do not believe at this time that such risks are material to our overall business prospects.

USE OF PROCEEDS

The net proceeds from the sale of the notes are estimated to be $298.8 million after deducting the underwriting discount and estimated expenses for the offering to be paid by us. The net proceeds from the sale of the notes will be used to repay short-term borrowings having a weighted average interest rate, as of November 20, 2003, of approximately 1.3%. The short-term borrowings being repaid were incurred by us to finance the repayment of long-term indebtedness and for working capital.

CAPITALIZATION OF MEADWESTVACO CORPORATION

The following table shows our consolidated capitalization at September 30, 2003. The “As Adjusted” column reflects the issuance of the notes offered by this prospectus supplement and the application of the proceeds of the offering as described under “Use of Proceeds.”

	As of September 30, 2003
	Actual	As Adjusted
	(in millions)
Long-term debt, including the current portion and short-term borrowings:
Commercial paper.	$567	$267
Current portion of long-term debt.	65	65
Fixed-rate senior notes and debentures	3,256	3,256
Pollution control & industrial revenue bonds	296	296
Variable-rate senior notes	57	57
Notes payable and other	308	608

Total debt	4,549	4,549
Total shareholders’ equity	4,690	4,690

Total capitalization	$9,239	$9,239

Ratio of debt to total capitalization	49.2%	49.2%

SUMMARY OF FINANCIAL INFORMATION

The following table sets forth a summary of historical financial information and other data of MeadWestvaco and its predecessor, Westvaco, and their respective consolidated subsidiaries. The historical statement of operations data for the fiscal years ended October 31, 1998, 1999, 2000 and 2001, the two-month transition period ended December 31, 2001 and the year ended December 31, 2002 are derived from, and should be read in conjunction with, our audited financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. The historical statement of operations data and other data for the three quarters ended September 30, 2002 and September 30, 2003 and the historical balance sheet data as of September 30, 2002 and 2003 are derived from our unaudited financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the period. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

	Fiscal Year Ended October 31,				Two-month transition period ended December 31, 2001	Year Ended December 31, 2002(5)	Three Quarters Ended September 30, 2002(6)	Three Quarters Ended September 30, 2003(7)
	1998(1)	1999(2)	2000(3)	2001(4)
	(in millions, except per share amounts)
Income Statement Data
Net sales	$3,050	$2,953	$3,857	$3,935	$603	$7,242	$5,349	$5,608
Cost of sales	2,507	2,469	3,025	3,274	540	6,201	4,626	4,855
Selling, general and administrative expenses	248	242	293	383	66	856	618	649

Operating income (loss) from operations	295	242	539	278	(3)	185	105	104
Other income (expenses), net	19	29	43	48	(3)	109	45	62
Interest expense	110	123	192	208	33	309	230	221

Income (loss) from continuing operations before income taxes	204	148	390	118	(39)	(15)	(80)	(55)
Income tax provision (benefit)	72	37	144	30	(17)	(12)	(36)	(3)

Income (loss) from continuing operations	132	111	246	88	(22)	(3)	(44)	(52)
Discontinued operations	—	—	—	—	—	(34)	(29)	—
Cumulative effect of accounting changes	—	—	—	—	—	(352)	(352)	(4)

Net income (loss)	$132	$111	$246	$88	$(22)	$(389)	$(425)	$(56)

Earnings per share
Income (loss) from continuing operations	$1.30	$1.11	$2.44	$.87	$(.21)	$(.01)	$(.23)	$(.26)
Discontinued operations	—	—	—	—	—	(.18)	(.15)	—
Cumulative effect of accounting changes	—	—	—	—	—	(1.83)	(1.86)	(.02)

Earnings (loss) per share	$1.30	$1.11	$2.44	$.87	$(.21)	$(2.02)	$(2.24)	$(.28)

Balance Sheet Data (at period end)
Cash & cash equivalents	$105	$109	$225	$81	$102	$372	$451	$177
Working capital	272	313	497	315	308	811	900	609
Total assets	5,009	4,897	6,570	6,787	6,828	12,921	13,076	12,712

	Fiscal Year Ended October 31,				Two-month transition period ended December 31, 2001	Year Ended December 31, 2002(5)	Three Quarters Ended September 30, 2002(6)	Three Quarters Ended September 30, 2003(7)
	1998(1)	1999(2)	2000(3)	2001(4)
	(in millions, except per share amounts)
Notes payable and current maturities of long-term debt	99	50	30	173	167	363	445	632
Long-term debt	1,456	1,427	2,687	2,661	2,697	4,233	4,368	3,917
Other long-term obligations	71	75	76	77	83	480	475	496
Deferred income taxes	769	798	908	1,008	1,007	1,757	1,728	1,750
Shareholders’ equity	2,246	2,171	2,333	2,341	2,315	4,831	4,828	4,690
Other Data
Net cash provided by operating activities	407	413	583	253	34	494	287	163
Net cash provided by (used in) investing activities	(416)	(230)	(1,475)	(324)	(54)	206	250	(160)
Net cash provided by (used in) financing activities	(57)	(161)	1,006	(63)	41	(424)	(182)	(201)
Depreciation, depletion and amortization	281	280	314	347	61	674	492	537
Capital expenditures	423	229	174	259	52	377	276	258
Dividends paid	89	88	88	89	—	206	160	138
Dividends declared per share	.88	.88	.88	.88	.22	.92	.69	.69
Ratio of earnings to fixed charges(8)	2.4x	2.0x	2.9x	1.5x	—	1.0x	—	—
Deficiency in earnings necessary to cover fixed charges(8)	—	—	—	—	(38)	—	(84)	(52)

1	Fiscal year 1998 results include an after-tax charge for restructuring of $3 million, or $.03 per share.
2	Fiscal year 1999 results include an after-tax charge for restructuring of $49 million, or $.49 per share, and a credit of $15 million, or $.15 per share, for a release of deferred taxes.
3	Fiscal year 2000 results include an after-tax restructuring charge of $11 million, or $.11 per share, an after-tax charge of $9 million, or $.09 per share, for the extinguishment of higher interest rate debt and an after-tax gain of $4 million, or $.04 per share, from the sale of assets.
4	Fiscal year 2001 results include an after-tax restructuring charge of $35 million, or $.35 per share, a credit of $11 million, or $.11 per share, for tax benefits related to audits and other adjustments, and an after-tax gain of $3 million, or $.03 per share, from the sale of a lease.
5	The year ended December 31, 2002 results include an after-tax loss from discontinued operations of $34 million, or $.18 per share, a charge for the impairment of goodwill (due to the initial adoption of Statement of Financial Accounting Standards (“SFAS”) 142) of $352 million, or $1.83 per share, net after-tax restructuring and merger-related expenses of $95 million or $.49 per share and an after-tax costs related to the early retirement of debt of $4 million, or $.02 per share.
6	The results for the three quarters ended September 30, 2002 include an after-tax loss from discontinued operations of $29 million, or $.15 per share, a charge for the impairment of goodwill (due to the initial adoption of SFAS 142) of $352 million, or $1.86 per share, and after-tax restructuring and merger-related expenses of $72 million, or $.38 per share.
7	The results for the three quarters ended September 30, 2003 include an after-tax charge of $4 million or $0.02 per share, related to the cumulative effect of a change in accounting principle as of January 1, 2003 related to the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, after- tax charges of $33 million or $0.16 per share, related to facility closures and employee separation costs, and after-tax charges of $16 million or $0.08 per share, related to the early retirement of debt.
8	For the purpose of computing the consolidated ratio of earnings to fixed charges or the deficiency in earnings necessary to cover fixed charges (1) earnings have been calculated by adding income taxes and fixed charges (excluding capitalized interest) to net income before the extraordinary charge and the cumulative effect of accounting changes, and (2) fixed charges comprise the total of interest charges and a portion of rentals determined to be representative of the interest factor.

DESCRIPTION OF THE NOTES

References in this “Description of the Notes” section to “MeadWestvaco,” refer to MeadWestvaco Corporation and not to any of its consolidated subsidiaries.

The notes will be issued under the Indenture dated as of April 2, 2002 (the “Indenture”) between MeadWestvaco and The Bank of New York, as trustee (the “Trustee”), which is more fully described in the accompanying prospectus.

Both the floating rate notes and the fixed rate notes mature on December 1, 2005. Neither series of notes has the benefit of a sinking fund. The notes of each series are unsecured obligations of MeadWestvaco and will rank equally with all other unsecured and unsubordinated indebtedness of MeadWestvaco. Each series of notes will be issued in denominations of $1,000 and multiples of $1,000.

The Indenture does not limit the amount of other debt that may be issued by MeadWestvaco except for certain secured debt as described in the prospectus under “Restrictive Covenants.”

Whenever in this Description of Notes reference is made to a “business day,” such reference refers to any day that is not a Saturday, Sunday or date on which banking institutions in The City of New York are generally authorized or obligated by law to close; provided that the day is also a London business day. If any day upon which a payment of principal, premium, if any, or interest on the notes is due is not a business day, such payment will be made on the next succeeding business day. “London business day” means any day on which dealings in United States dollars are transacted in the London interbank market.

Floating Rate Notes

The aggregate principal amount of the series of floating rate notes is initially limited to $125,000,000.

Interest

Interest on the floating rate notes will be equal to LIBOR plus 0.580% and will be reset quarterly. We will pay interest on the floating rate notes quarterly in arrears on each March 1, June 1, September 1 and December 1, beginning on March 1, 2004.

If any of the interest payment dates listed above falls on a day that is not a business day, we will postpone the interest payment date to the next succeeding business day unless that business day is in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding business day. Interest on the floating rate notes will be computed on the basis of a 360-day year for the actual number of days elapsed.

Interest on the floating rate notes will accrue from, and include, December 1, 2003, to, and excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We will refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the floating rate notes by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from December 1, 2003, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If the maturity date of the floating rate notes falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due to you. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment to you on the next succeeding business day. The interest payable by us on a floating rate note on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the floating rate note is registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, interest that we pay on the maturity date will be payable to the person to whom the principal will be payable.

The interest rate on the floating rate notes will be calculated by the calculation agent appointed by us and will be equal to LIBOR plus 0.580% except that the interest rate will not exceed the rate permitted by applicable law. The interest determination date for an interest period will be the second London business day preceding such interest period. Promptly upon determination, the calculation agent will inform the trustee of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent will be binding and conclusive on the holders of the floating rate notes.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1)    With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Moneyline Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2)    With respect to an interest determination date on which no rate appears on Moneyline Telerate Page 3750, as specified in (1) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“Moneyline Telerate Page 3750” means the display designated as “Page 3750” on Moneyline Telerate, or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.

Optional Redemption

Upon not less than 30 nor more than 60 days’ notice, MeadWestvaco may redeem the floating rate notes, in whole or in part, on any Floating Rate Interest Payment Date on or after December 1, 2004, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, if any, to the redemption date. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of floating rate notes to be redeemed at its registered address. Floating rate notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on floating rate notes called for redemption.

Fixed Rate Notes

The aggregate principal amount of the series of fixed rate notes is initially limited to $175,000,000. MeadWestvaco may not redeem the fixed rate notes before maturity.

Interest

The fixed rate notes bear interest from and including December 1, 2003 at the rate set forth on the cover page hereof, payable semiannually on June 1 and December 1 of each year to the registered holders thereof on the preceding May 15 or November 15, as the case may be, commencing June 1, 2004.

Further Issues

MeadWestvaco may, without the consent of the holders of the notes, issue additional notes of either series having the same ranking and the same interest rate, maturity and other terms as the notes described in this prospectus supplement. Any additional notes, together with the notes of the applicable series described in this prospectus supplement, will constitute a single series of securities under the Indenture. There is no limitation on the amount of notes of either series or other debt securities that we may issue under the Indenture.

Book-Entry System

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the notes. The notes of each series will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One or more fully-registered global note certificates will be issued for the notes of each series and will be deposited with, or on behalf of, DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of the notes (“Beneficial Owner”) is in turn to be recorded on the Direct Participants and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of

Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to MeadWestvaco as soon as possible after the record date. The Omnibus Proxy would assign Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the notes will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, MeadWestvaco or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of MeadWestvaco or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to MeadWestvaco or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

MeadWestvaco may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that MeadWestvaco believes to be reliable, but MeadWestvaco takes no responsibility for the accuracy thereof.

Concerning the Trustee

MeadWestvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totaling $1,000,000,000 are available to MeadWestvaco under its Credit Facilities with a group of banks that includes the Trustee and certain of its affiliates. There are no borrowings currently outstanding under the Credit Facilities.

UNDERWRITING

MeadWestvaco and the underwriters for the offering named below, for which Banc of America Securities LLC is acting as representative, have entered into an underwriting agreement and a terms agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of each series of notes indicated in the following table.

Underwriters	Principal Amount of Floating Rate Notes	Principal Amount of Fixed Rate Notes
Banc of America Securities LLC	$59,375,000	$83,125,000
Banc One Capital Markets, Inc.	9,375,000	13,125,000
Barclays Capital Inc.	9,375,000	13,125,000
BNY Capital Markets, Inc.	9,375,000	13,125,000
Citigroup Global Markets Inc.	9,375,000	13,125,000
Goldman, Sachs & Co.	9,375,000	13,125,000
J.P. Morgan Securities Inc.	9,375,000	13,125,000
Wachovia Capital Markets, LLC	9,375,000	13,125,000

Total	$125,000,000	$175,000,000

Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering prices of up to 0.200% of the principal amount of the floating rate notes and the fixed rate notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering prices of up to 0.175% of the principal amount of the floating rate notes and the fixed rate notes. If all the notes are not sold at the initial offering prices, the underwriters may change the offering prices and the other selling terms.

MeadWestvaco estimates that its total expenses in connection with this offering, excluding the underwriting discount, will be approximately $250,000.

The notes of each series are new issues of securities with no established trading market. MeadWestvaco has been advised by the underwriters that the underwriters intend to make a market in each series of notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of notes.

In connection with the offerings, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes of each series. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes of each series in the open market to cover short positions or to stabilize the price of the notes of each series. Any of these activities may stabilize or maintain the market price of the notes of each series above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of each series of the notes. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

MeadWestvaco has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments in respect of such liabilities.

Other Relationships

Certain of the underwriters and their affiliates have from time to time provided commercial banking, investment banking or financial advisory services to MeadWestvaco, including commitments under its credit facilities, for which they have received customary compensation, and may continue to do so in the future.

LEGAL OPINIONS

The legality of the Securities offered hereby will be passed upon for MeadWestvaco by Wendell L. Willkie, II, Esq., Senior Vice President, General Counsel and Secretary of MeadWestvaco and for the Underwriters by Cahill Gordon & Reindel LLP, New York, New York. Mr. Willkie is the beneficial owner of shares of MeadWestvaco’s common stock held both directly and in trust under MeadWestvaco’s Savings and Investment Plan. He is also the recipient of stock options granted by MeadWestvaco. Cahill Gordon & Reindel LLP has in the past performed certain legal services for Westvaco, and continues to perform certain legal services for MeadWestvaco.

EXPERTS

The consolidated financial statements of MeadWestvaco Corporation incorporated in this prospectus supplement and the accompanying prospectus by reference to MeadWestvaco’s Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

MeadWestvaco Corporation

Debt Securities

By this prospectus, we may offer up to $500,000,000 of debt securities. Market conditions at the time these securities are sold will determine the prices and terms of these securities.

Each issue of debt securities of MeadWestvaco Corporation (“MeadWestvaco”) under this prospectus may have a different aggregate principal amount, maturity date, public offering price, interest rate or rates, timing of interest payments, provisions for redemption, sinking fund requirements, and other variable terms. The specific terms of each offering of debt securities under this prospectus will be included in an accompanying prospectus supplement.

This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell securities under this prospectus to or through underwriters. We may also sell these securities directly to other purchasers or through agents.

The date of this prospectus is March 19, 2003.

i

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus.

All documents filed by MeadWestvaco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities, are incorporated by reference into and are deemed to be a part of this prospectus from the date of filing of those documents.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any other person to provide you with different information.

The following documents, which have been filed by MeadWestvaco, with the Securities and Exchange Commission (SEC file number 001-31215) are incorporated by reference into this prospectus:

Annual Report on Form 10-K for the year ended December 31, 2002	Filed March 3, 2003
Current Report on Form 8-K	Filed March 19, 2003

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us as follows: MeadWestvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, telephone (203) 461-7400, Attn: Corporate Secretary.

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of those documents only.

WHERE YOU CAN FIND MORE INFORMATION

MeadWestvaco will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Such filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any such document at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

This prospectus is a part of a registration statement on Form S-3 and exhibits filed with the Securities and Exchange Commission. This prospectus does not contain all of the information in the registration statement. Please refer to the registration statement and its exhibits for further information regarding MeadWestvaco and the offered securities.

THE COMPANY

MeadWestvaco Corporation, a Delaware corporation, is a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. MeadWestvaco’s predecessor company, MW Holdings Corporation, was formed in 2001 for the purpose of consummating the business combination of The Mead Corporation and Westvaco Corporation. The merger of Mead and Westvaco was completed on January 29, 2002 and the company’s name was changed to MeadWestvaco Corporation. As a result of the merger, Mead and Westvaco each became wholly-owned subsidiaries of MeadWestvaco. Effective at the close of business on December 31, 2002, as part of an internal corporate restructuring, Westvaco was merged into MeadWestvaco and Mead was merged into a wholly-owned subsidiary of MeadWestvaco. Unless otherwise indicated or the context otherwise requires, the terms “MeadWestvaco” or “the company” refer to MeadWestvaco Corporation and its consolidated subsidiaries and, for periods up to and including December 31, 2002, the terms “Mead” and “Westvaco” refer to The Mead Corporation and Westvaco Corporation, respectively, in each case together with their consolidated subsidiaries.

Westvaco, a Delaware corporation, was incorporated in 1899 as West Virginia Pulp and Paper Company. Westvaco’s historical business was as a producer of packaging, paper and specialty chemicals. Westvaco served customers in more than 70 countries with operations in the United States, Brazil, Europe and Asia. Westvaco produced coated papers and paperboard. Westvaco was also a leading global supplier of premium packaging for consumer products markets and specialty chemicals, including activated carbon and asphalt emulsifiers.

Mead, an Ohio corporation, was incorporated in 1930 as the outgrowth of a paper manufacturing business founded in 1846. Mead’s historical business was as a producer of paper, packaging systems, pulp, paperboard, lumber and other wood products. Mead also manufactured and distributed consumer and office supplies including time management products. Mead served customers in approximately 100 countries with operations in the United States, Canada, Latin America, Europe and Asia.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of MeadWestvaco and Westvaco are set forth below for the periods indicated. For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency (in millions), instead of the ratio, is disclosed.

The pro forma ratio has been derived from, and should be read in conjunction with, the unaudited pro forma consolidated financial data including the notes thereto, of MeadWestvaco. The unaudited pro forma combined statements of operations are included in MeadWestvaco’s Current Report on Form 8-K dated March 19, 2003, which is incorporated herein by reference.

For the purpose of computing the consolidated ratios of earnings to fixed charges (1) earnings have been calculated by adding income taxes, fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest to income (loss) from continuing operations before income (loss) of equity investees and (2) fixed charges comprise the total of interest charges (including amounts capitalized) and a portion of rentals determined to be representative of the interest factor.

MeadWestvaco (a)

	Actual	Pro Forma (b)
	Year ended December 31, 2002	Year ended December 31, 2002
Ratio of earnings to fixed charges	1.0x
Deficiency in Earnings Necessary to Cover Fixed Charges		$(13.0)

(a)	MeadWestvaco became the parent of Mead and Westvaco on January 29, 2002 as the result of the consummation of the business combination of Mead and Westvaco. Because Westvaco is the predecessor of MeadWestvaco for accounting purposes, MeadWestvaco’s historical ratios are the same as Westvaco’s historical ratios, which are presented below.
(b)	The pro forma calculation of the ratio of earnings to fixed charges for the year ended December 31, 2002 is calculated as if the business combination between Westvaco and Mead had been completed on January 1, 2002. The calculation includes eleven months of actual data and one month of pro forma data for Mead.

Westvaco

	Historical fiscal year ended October 31,
	1998	1999	2000	2001
Ratio of earnings to fixed charges	2.4x	2.0x	2.9x	1.5x

USE OF PROCEEDS

Except as otherwise set forth in the accompanying prospectus supplement relating to an offering of the Securities, the net proceeds from the sale of the Securities being offered will be added to MeadWestvaco’s general corporate funds and will be available principally for the purpose of refinancing existing long-term debt and for other general corporate purposes, including working capital.

DESCRIPTION OF SECURITIES

References in this “Description of Securities” section to “MeadWestvaco” refer to MeadWestaco Corporation and not to any of its consolidated subsidiaries.

The Securities are to be issued under an Indenture (the “Indenture”) between MeadWestvaco, as issuer, and The Bank of New York, as Trustee (the “Trustee”), a copy of which is incorporated by reference in the registration statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Securities to which any prospectus supplement may relate. The particular terms of the Securities offered by any prospectus supplement (the “Offered Securities”) and the extent, if any, to which such general provisions may apply to the Securities so offered, will be described in the prospectus supplement relating to such Offered Securities.

General

The Indenture does not limit the aggregate principal amount of Securities which may be issued thereunder and provides that Securities may be issued from time to time in one or more series. The Securities will be unsecured obligations of MeadWestvaco.

Reference is made to the prospectus supplement relating to the particular series of Securities offered thereby for the following terms of the Offered Securities:

•	the title of the Offered Securities;

•	any limit on the aggregate principal amount of the Offered Securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued;

•	the date or dates on which the Offered Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any;

•	the date from which such interest, if any, on the Offered Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;

•	the ranking of the Offered Securities relative to any and all other securities of MeadWestvaco theretofore issued;

•	the dates, if any, on which and the price or prices at which the Offered Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed or purchased by MeadWestvaco, and the other detailed terms and provisions of such sinking and/or purchase funds;

•	the date, if any, after which and the price or prices at which the Offered Securities may, pursuant to any optional redemption provisions, be redeemed at the option of MeadWestvaco or of the Holder thereof and the other detailed terms and provisions of such optional redemption; and

•	any other terms of the series (which will not be inconsistent with the provisions of the Indenture).

Unless otherwise indicated in the related prospectus supplement, principal of and premium, if any, and interest, if any, on the Securities will be payable, and the transfer of the Securities will be registrable, at the office of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of MeadWestvaco, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 301, 305, 1002)

Unless otherwise indicated in the related prospectus supplement, the Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Securities, but MeadWestvaco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302, 305)

Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

The Indenture does not contain any covenants or other provisions which would afford Holders of Securities protection in the event of a highly leveraged transaction involving MeadWestvaco.

Restrictive Covenants

Certain capitalized terms used in this “Restrictive Covenants” section have the meanings provided in the last paragraph hereof.

Limitations on Liens. The Indenture provides that so long as any of the Securities are outstanding MeadWestvaco will not, and will not permit any Domestic Subsidiary to, issue, assume or guarantee any debt for money borrowed (herein referred to as “Debt”) if such Debt is secured by any mortgage, security interest, pledge or other lien (herein referred to as a “mortgage”) upon any Principal Property of MeadWestvaco or any Domestic Subsidiary or indebtedness of any Domestic Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the Securities equally and ratably with such Debt. The foregoing restriction does not apply to:

(1)    mortgages on any property acquired, constructed or improved after the date of the Indenture which are created or assumed within 24 months after such acquisition, construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 24 month period) to secure or provide for the payment of the purchase price or cost thereof incurred after the date of the Indenture, or existing mortgages on property acquired, provided such mortgages shall not apply to any property theretofore owned by MeadWestvaco or a Domestic Subsidiary other than theretofore unimproved real property;

(2)    mortgages existing on any property acquired from a corporation merged with or into MeadWestvaco or a Domestic Subsidiary;

(3)    mortgages on property of any corporation existing at the time it becomes a Domestic Subsidiary;

(4)    mortgages securing Debt owed by a Domestic Subsidiary to MeadWestvaco or to another Domestic Subsidiary;

(5)    mortgages in favor of governmental bodies to secure advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages;

(6)    mortgages on timberlands in connection with an arrangement under which MeadWestvaco or a Domestic Subsidiary is obligated to cut or pay for timber in order to provide the secured party with a specified amount of money, however determined;

(7)    mortgages securing tax exempt debt of MeadWestvaco or a Domestic Subsidiary; or

(8)    mortgages for extending, renewing or replacing Debt secured by any mortgage referred to in the foregoing clauses (1) to (7) inclusive or in this clause or any mortgage existing on the date of the Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the mortgage so extended, renewed or replaced (plus improvements on such property).

Such restriction does not apply to the issuance, assumption or guarantee by MeadWestvaco or any Domestic Subsidiary of Debt secured by a mortgage which would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with all other secured Debt (not including secured Debt permitted under the foregoing exceptions) and the Value (as defined) of Sale and Lease-back Transactions existing at such time (other than Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of Securities or of Funded Debt or to the purchase of other Principal Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause (1) above), does not exceed 15% of Consolidated Net Tangible Assets. (Section 1005)

Limitation on Sale and Lease-back Transactions. Sale and Lease-back Transactions by MeadWestvaco or any Domestic Subsidiary of any Principal Property are prohibited (except for temporary leases for a term, including renewals, of not more than three years and except for leases between MeadWestvaco and a Domestic Subsidiary or between Domestic Subsidiaries) unless the net proceeds of such sale are at least equal to the fair value of such Principal Property and:

•	MeadWestvaco or such Domestic Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased without securing the Securities pursuant to clause (1) under “Limitations on Liens” or

•	the Value thereof would be an amount permitted under the last sentence under “Limitations on Liens” or

•	MeadWestvaco or any of its subsidiaries applies an amount equal to the fair value of such Principal Property

(a)    to the retirement of Funded Debt of MeadWestvaco or a Domestic Subsidiary or

(b)    to the purchase of Principal Property (other than that involved in such Sale and Lease-back Transaction). (Section 1006)

For the purposes of the covenants described above,

“Consolidated Net Tangible Assets” means the total of all the assets appearing on the consolidated balance sheet of MeadWestvaco and its subsidiaries less the following: (1) current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof but maturing within 12 months from the date of determination; (2) reserves for depreciation and other asset valuation reserves; (3) intangible assets such as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense carried as an asset on said balance sheet; and (4) appropriate adjustments on account of minority interests of other persons holding stock in any subsidiary of MeadWestvaco. Consolidated Net Tangible Assets shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which MeadWestvaco and its subsidiaries are engaged and which are approved by the independent accountants regularly retained by MeadWestvaco, and may be determined as of a date not more than sixty days prior to the happening of the event for which such determination is being made.

“Domestic Subsidiary” means any Subsidiary which owns a Principal Property.

“Funded Debt” means any Debt which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such Debt.

“Principal Property” means any mill, converting plant, manufacturing plant, manufacturing facility, including, in each case, the equipment therein, or timberlands, located within the continental United States of America (other than any of the foregoing acquired principally for the control or abatement of atmospheric pollutants or contaminants or water, noise, odor or other pollution, or any facility financed from the proceeds of pollution control or revenue bonds), whether owned at the date of the Indenture or thereafter acquired, having a gross book value (without deductions of any applicable depreciation reserves) on the date as of which the determination is being made of more than 5% of Consolidated Net Tangible Assets, but shall not include any minerals or mineral rights, or any timberlands designated by the Board of Directors of MeadWestvaco or of a Domestic Subsidiary, as the case may be, as being held primarily for development and/or sale.

“Sale and Lease-back Transaction” means any arrangement with any person providing for the leasing to MeadWestvaco or any Domestic Subsidiary of any Principal Property (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between MeadWestvaco and a Domestic Subsidiary or between Domestic Subsidiaries), which Principal Property has been or is to be sold or transferred by MeadWestvaco or such Domestic Subsidiary to such person.

“Value” means with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-back Transaction or (2) the fair value in the opinion of the Board of Directors of MeadWestvaco of such property at the time of entering into such Sale and Lease-back Transaction, in either case divided first by the number of full years of the terms of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

Events of Default

The following are Events of Default under the Indenture with respect to Securities of any series:

•	failure to pay principal of or any premium on any Security of that series when due;

•	failure to pay any interest on any Security of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment, when due, in respect of any Security of that series; o failure to perform any other covenant of MeadWestvaco in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice as provided in the Indenture;

•	certain events in bankruptcy, insolvency or reorganization with respect to MeadWestvaco and

•	any other Event of Default provided with respect to Securities of that series. (Section 501)

If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series. (Section 512)

No Holder of any Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Securities of that series and also unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Security on or after the due dates expressed in such Security and to institute suit for the enforcement of any such payment. (Section 508)

MeadWestvaco is required to furnish to the Trustee annually a statement as to performance by MeadWestvaco of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)

Modification and Waiver

Modifications and amendments of the Indenture may be made by MeadWestvaco and the Trustee with the consent of the Holders of a majority in aggregate principal amount of all Outstanding Securities, taken together as a single class, affected by such modification or amendment. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby:

•	change the stated maturity date of the principal of, or any installment of principal or interest on, any Security;

•	reduce the principal amount of, or any premium or interest on, any Security;

•	reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or any premium or interest on, any Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Security; or

•	reduce the percentage in principal amount of Outstanding Securities the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

The Holders of a majority in aggregate principal amount of the Outstanding Securities, taken together as a single class, may, on behalf of all Holders of Securities, waive, insofar as that series is concerned, compliance by MeadWestvaco with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in aggregate principal amount of the Outstanding Securities, taken together as a single class, may, on behalf of all Holders of Securities, waive any past default under the Indenture with respect to all Outstanding Securities of that series, except a default in the payment of principal or any premium or interest or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security. (Section 513)

Consolidation, Merger and Sale of Assets

MeadWestvaco may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes MeadWestvaco’s obligations on the Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the Outstanding Securities of any series (“Legal Defeasance”) except for:

(1)    the rights of Holders of Outstanding Securities to receive payments in respect of the principal of, or interest or premium, if any, on such Securities when such payments are due from the trust referred to below;

(2)    our obligations with respect to the Securities concerning issuing temporary Securities, registration of Securities, mutilated, destroyed, lost or stolen Securities and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)    the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(4)    the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our and our Subsidiaries’ obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Securities of the applicable series. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default will no longer constitute an Event of Default with respect to the Securities of the applicable series.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)    we must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Securities of the applicable series, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding Securities of the applicable series on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the Securities of the applicable series are being defeased to maturity or to a particular redemption date;

(2)    in the case of Legal Defeasance, we have delivered to the trustee an opinion of counsel (with customary assumptions and exceptions) reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the supplemental indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Securities of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; provided that this clause (2) shall not apply in the case of any Legal Defeasance occurring within one year of the Stated Maturity of the Securities of the applicable series or after such time as all outstanding Securities of the applicable series have been called for redemption;

(3)    in the case of Covenant Defeasance, we have delivered to the trustee an opinion of counsel (with customary assumptions and exceptions) reasonably acceptable to the trustee confirming that the Holders of the outstanding Securities of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; provided that this clause (3) shall not apply in the case of any Covenant Defeasance occurring within one year of the Stated Maturity of the Securities of the applicable series or after such times as all outstanding Securities of the applicable series have been called for redemption;

(4)    no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default with respect to the applicable series of Securities only resulting from the procurement of funds to be applied to such deposit) and any related incurrence of a mortgage or mortgages;

(5)    such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound;

(6)    we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the Holders of Securities of the applicable series over the other of our creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

(7)    we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Concerning the Trustee

MeadWestvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totalling $1,000,000,000 are available to MeadWestvaco under its Credit Agreement with a group of banks that includes the Trustee and certain of its affiliates.

PLAN OF DISTRIBUTION

MeadWestvaco may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the Securities offered thereby.

In connection with the sale of the Securities, underwriters may receive compensation from MeadWestvaco or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under such Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

If so indicated in the prospectus supplement, MeadWestvaco will authorize the underwriters to solicit offers by certain institutions to purchase Securities from MeadWestvaco at the public offering price set forth in the prospectus supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than, and unless MeadWestvaco otherwise agrees, the aggregate principal amount of Securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the prospectus supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of MeadWestvaco. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

The Underwriting Agreement to be entered into with respect to any Securities sold through underwriters will provide that the obligations of the underwriter or underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Securities covered by the applicable prospectus supplement if any are purchased. MeadWestvaco will also agree to indemnify the several underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

In connection with any offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such stabilizing if commenced, may be discontinued at any time.

LEGAL OPINIONS

The legality of the Securities offered hereby will be passed upon for MeadWestvaco by Wendell L. Willkie, II, Esq., Senior Vice President, General Counsel and Secretary of MeadWestvaco and for the Underwriters by Cahill Gordon & Reindel, New York, New York. Mr. Willkie is the beneficial owner of shares of MeadWestvaco’s common stock held both directly and in trust under MeadWestvaco’s Savings and Investment Plan. He is also the recipient of stock options granted by MeadWestvaco. Cahill Gordon & Reindel has in the past performed certain legal services for Westvaco, and continues to perform certain legal services for MeadWestvaco.

EXPERTS

The consolidated financial statements of MeadWestvaco incorporated in this prospectus by reference to MeadWestvaco’s Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$300,000,000

MeadWestvaco Corporation

$125,000,000 Floating Rate Notes due 2005

$175,000,000 2.75% Notes due 2005

Prospectus Supplement

November 20, 2003

Banc of America Securities LLC

Banc One Capital Markets, Inc.

Barclays Capital

BNY Capital Markets

Citigroup

Goldman, Sachs & Co.

JPMorgan

Wachovia Securities